UNITED STATES OF AMERICA
                                   BEFORE THE
                      FEDERAL ENERGY REGULATORY COMMISSION



----------------------------------------------------------
                                                          )
Consolidated Water Power Company,                         )
     on its own behalf                                    )
     and on behalf of                                     )
Stora Enso Oyj                                            )    Docket No. EC00-
                                                          )
                                                          )
----------------------------------------------------------





                   APPLICATION FOR ORDER AUTHORIZING TRANSFER
                          OF JURISDICTIONAL FACILITIES
                       AND REQUEST FOR EXPEDITED TREATMENT



March 23, 2000

                            UNITED STATES OF AMERICA
                                   BEFORE THE
                      FEDERAL ENERGY REGULATORY COMMISSION


----------------------------------------------------------
                                                           )
Consolidated Water Power Company,                          )
   on its own behalf                                       )
   and on behalf of                                        )    Docket No. EC00-
Stora Enso Oyj                                             )
                                                           )
----------------------------------------------------------



                              APPLICATION FOR ORDER
              AUTHORIZING THE TRANSFER OF JURISDICTIONAL FACILITIES
                      AND REQUEST FOR EXPEDITED TREATMENT

     Pursuant to section 203 of the Federal Power Act, 16 U.S.C. ss. 824b, and
Part 33 of the Commission's Regulations, 18 C.F.R. ss.ss. 33.1 - 33.10 (1998), Consolidated Water Power Company ("CWPCo"), a Wisconsin public utility, hereby applies for an order authorizing and approving the merger of its parent, Consolidated Papers, Inc., a Wisconsin corporation ("Consolidated Papers"), with and into Stora Enso Acquisition, Inc. ("Merger Sub"), a newly-formed direct Wisconsin subsidiary of Stora Enso Oyj, a Finnish corporation ("Stora Enso"), to the extent that such merger results in a transfer of control over jurisdictional facilities. (CWPCo and Stora Enso are hereinafter referred to collectively as the "Applicants.")

     This Application requests expeditious consideration and approval of this application to avoid delaying the proposed merger. Specifically, the Applicants request that the Commission set a 30-day period for public comment so that it may issue an order authorizing the merger no later than July 1, 2000. As the Applicants demonstrate below, this merger application does not require an Appendix A analysis and, therefore, interested persons do not need a 60-day comment period to review the application. A 30-day comment period is appropriate in cases, such as this one, where no Appendix A analysis is required. See, e.g., Philbro, Inc., Docket No. EC98-41-000, Notice issued May 13, 1998 (setting 30-day comment period); Nova Corp. and TransCanada Pipelines Ltd., Docket No. EC98-29-000, Notice issued February 13, 1998 (same).

                                 I. Introduction

     The proposed merger does not raise any of the public policy concerns that frequently are present in utility merger proceedings and therefore should be approved promptly. CWPCo is a FERC-jurisdictional public utility that provides retail electric service to approximately 1,000 customers in Wisconsin and infrequently sells excess power to a single wholesale customer at a contract tariff rate. CWPCo has authority to make wholesale power sales at market rates pursuant to a FERC power marketing approval. To date, CWPCo has not made sales at market rates. CWPCo owns minimal transmission facilities, but provides no transmission services and is exempt from FERC's open access requirements.

     Stora Enso does not own any electric transmission facilities in the United States and does not control any inputs necessary for electric generation in the United States. Stora Enso does not own any generation facilities in the U.S. and therefore none in the market in which CWPCo operates.

     The merger transaction will have no adverse effect on competition in any relevant market. Stora Enso is not now a competitor or potential competitor for wholesale power sales or transmission service in the relevant geographic or product markets served by CWPCo. Hence, this transaction does not raise any of the competitive concerns frequently associated with the utility sector.

     The merger also will have no adverse effect on rates. Stora Enso has no captive customers. CWPCo's only wholesale sales will be at contract tariff or FERC-approved market rates and thus will not be affected by merger-related costs. The merger will not alter in any way the effectiveness of regulation over the Applicants; CWPCo will be, as it now is, subject to regulation by this Commission and the Public Service Commission of Wisconsin ("PSCW"). Consequently, the merger will be consistent with the public interest.

           II. Description of the Parties and the Proposed Transaction

A. The Parties
   -----------

                        1. CWPCo and Consolidated Papers
                           -----------------------------

     CWPCo.

     CWPCo is a Wisconsin corporation all of the capital stock of which is owned by Consolidated Papers. Its principal office and place of business is in the City of Wisconsin Rapids, Wisconsin. CWPCo is an "electric utility" within the meaning ofss. 3(22) of the Federal Power Act ("FPA"), 16 U.S.C.ss. 796(22), a "transmitting utility" within the meaning ofss. 3(23) of FPA, 16 U.S.C.ss. 796(23), a "public utility" within the meaning ofss. 201(e) of FPA, 16 U.S.C.ss. 824(e), and a "public utility" within the meaning of Wis. Stat.ss. 196.01(5). CWPCo provides retail electric service to approximately 1,000 customers in Wisconsin.

     The properties of CWPCo are used primarily for the hydroelectric generation and local distribution of electric energy sold to Consolidated Papers and consumed at Consolidated Papers' plants but are also used for the generation and local distribution of electric energy sold to the purchasers of electric energy as follows:

     a. In addition to Consolidated Papers, CWPCo distributes and sells electric energy at retail to approximately 1,000 residential, commercial, industrial, and rural consumers in the City of Wisconsin Rapids, Village of Biron, and Town of Grand Rapids, Wood County, Wisconsin, and the Towns of Plover and Grant, Portage County, Wisconsin.

     b. Infrequent sales of excess power to Wisconsin Public Service Corporation ("WPSC") under a service agreement pursuant to WPSC's W3 FERC tariff.

     CWPCo has powerhouses and dams for the generation of such electric energy at the Cities of Wisconsin Rapids and Stevens Point, Wisconsin; Villages of Biron and Whiting, Wisconsin; and Town of Eau Pleine, Portage County, Wisconsin. It has electric distribution lines connecting its system with the plants of Consolidated Papers and the electric transmission system of WPSC. A high-voltage electric transmission line connects CWPCo with the hydroelectric facilities of Wisconsin River Power Company ("WRPCo") and the electric transmission system of Wisconsin Power and Light Company ("WPL"). CWPCo owns all land and flowage rights in connection with said dams necessary for the operation of its hydroelectric plants.

     None of the properties of CWPCo used for the generation, transmission, or distribution of electric energy for sale is located outside of the Counties of Wood, Portage, Marathon, and Adams, Wisconsin. No electric energy is sold or delivered by it outside of the State of Wisconsin. Occasionally, electric energy is received by it at the borders of such State.

     CWPCo's affiliates include Wisconsin Valley Improvement Company ("WVIC") and WRPCo. CWPCo owns a 24.03% interest in WVIC, which owns and operates the Wisconsin River Headwaters Project, FERC No. 2113. WVIC owns only headwater storage facilities and owns no generation or transmission facilities. WVIC neither purchases (except for its own end use) nor sells power.

     CWPCo owns approximately 33.8% of the outstanding stock of WRPCo, a Wisconsin corporation with its principal place of business in Wisconsin Rapids, Wisconsin. The properties of WRPCo consist of its Petenwell hydroelectric plant having a nameplate capacity of 20,000 KW and its Castle Rock hydroelectric plant having a nameplate capacity of 15,000 KW. Both plants are located on the Wisconsin River south of Wisconsin Rapids, Wisconsin. WRPCo also owns a 13.71% share of WVIC. CWPCo is the managing owner of WRPCo. WPL and WPSC are the other owners of WRPCo, each owning an approximate one-third share. Ownership in WRPCo entitles CWPCo, WPL and WPSC each to a one-third share of WRPCo's generation output. Except for the sales to its owners, WRPCo neither purchases (except for its own end use) nor sells power.(1) WRPCo has one subsidiary, The Lakes Development Inc., which is in the real estate development business. CWPCo is a member of the Midcontinent Area Power Pool ("MAPP"), but is located within a control area under the jurisdiction of the Mid-American Interconnected Network ("MAIN").

     Consolidated Papers.

     Consolidated Papers is headquartered in Wisconsin Rapids, Wisconsin, and is North America's largest producer of coated paper and supercalendered printing papers, as well as the leading manufacturer of specialty papers. Consolidated Papers employs about 6,800 people and operates manufacturing facilities in Biron, Kimberly, Niagara, Stevens Point, Whiting and Wisconsin Rapids, Wisconsin, as well as in Duluth, Minnesota. Consolidated Papers owns and manages nearly 700,000 acres of forestland in the States of Wisconsin, Michigan, and Minnesota and in Ontario, Canada.
--------

     1 WRPCo sells power to its owners pursuant to a Power Purchase Contract that dates to circa 1947. WRPCo's sales of power for resale to its owners are regulated by this Commission. Wisconsin River Power Co., 11 FERCP. 61,271
(1980). Because its entire output is sold for resale to its owners, WRPCo is not a public utility under Wisconsin law. Wisconsin River Power Co., 32 P.S.C.W. Reports 451 (1947).

     Consolidated Papers is exempt from the Public Utility Holding Company Act ("PUHCA") as an intrastate exempt holding company (Section 3(a)(1); PUHCA, 15 U.S.C. 79 et seq. Consolidated Papers owns electric generation facilities, but no jurisdictional transmission facilities.(2) Consolidated Papers' generation is used internally for its paper manufacturing activities.(3) Consolidated Papers does not control a franchised service area for the sale of electricity or control other barriers to entry.

     Consolidated Papers' other subsidiaries, which would also qualify as affiliates of CWPCo under 18 C.F.R. ss. 161.2(a), are as shown on attached Exhibit B. None of these affiliates owns or controls generation or transmission facilities, controls a franchise service area for the sale of electricity, or controls other barriers to entry.

     2. Stora Enso
        ----------

     Stora Enso is one of the world's leading forest industry companies. Stora Enso was formed through the merger of Finland's Enso Oyj and Sweden's Stora Kopparbergs Bergslags Aktiebolag (publ) at the end of 1998. Stora Enso is an integrated forest products group that manufactures magazine paper, newsprint, fine paper and packaging boards, supported by 2.1 million hectares of productive forestland. Stora Enso holds strong global positions in all of the aforementioned product areas. Stora Enso employs approximately 40,000 people and maintains operations in Europe, Asia and North America. Additionally, Stora Enso has sales and marketing organizations throughout the world.

-----------------
     2 In connection with its Niagara, Wisconsin paper manufacturing facility, Consolidated Papers owns the Little Quinnessec Falls hydroelectric project (FERC Project No. 2536) and owns minimal transmission interconnection facilities that connect Consolidated Papers' facility with Wisconsin Electric Power Company's ("WEPCo") transmission system.

     3 Consolidated Papers' Niagara facility makes infrequent sales of excess power to WEPCo under its retail rate schedule COGS 1.

     Stora Enso currently neither owns nor controls any U.S. public utilities, nor any exempt wholesale generators or qualified facilities. Stora Enso currently produces electricity for internal consumption and sells electricity in the European electric market, primarily in Finland and Sweden. Stora Enso's 1999 sales of electricity totaled approximately EUR 506 million ($539 million) with operating profit of approximately EUR 103 million ($109 million). Total external electricity sales were 5.3 TWh, of which 3.3 TWh was sold in Sweden, 1.6 TWh was sold in Finland and 0.4 TWh was sold in other markets. See Exhibit K. Stora Enso's electrical power is produced in Sweden in hydropower and nuclear power plants, and in Finland primarily in industrial cogeneration, nuclear power, and thermal power plants. See Exhibit L.

     On January 27, 2000 Stora Enso and Finnish energy group Fortum signed a letter of intent providing for the sale of the main part of Stora Enso's power assets outside its mills to Fortum group companies or designees. The purchase price for the assets covered by the letter of intent is approximately EUR 1.85 billion ($1.85 billion). The letter of intent covers a total of 1,511 MW of electricity generation capacity in Finland and Sweden, regional electricity distribution networks in central Sweden and power sales contracts in Sweden. 1,096 MW of the capacity is hydro power, 159 MW of which is in Finland and 937 MW in Sweden. The nuclear power capacity totals 301 MW in Sweden. The transaction also involves the transfer of regional distribution networks and power sales contracts in Sweden. Closing is expected to take place in the Spring of 2000, subject to approval by European competition authorities.

B. Description of the Transaction
   ------------------------------

     Pursuant to an Agreement and Plan of Merger, dated February 22, 2000 (the "Merger Agreement"), by and among Consolidated Papers, Merger Sub and Stora Enso, Stora Enso intends to acquire Consolidated Papers, for aggregate consideration of approximately $4.8 billion, including assumed net debt of approximately $0.9 billion. The Merger Agreement is attached as Exhibit H.

     Stora Enso's rationale for the transaction includes the opportunity to expand into the world's largest paper market by acquiring Consolidated Papers, the premier coated and supercalendered paper producer in the United States, with leading market positions in Stora Enso's core paper grades. Stora Enso believes that the combination will create a powerful North American platform for future growth. The combined enterprise will be the largest producer of paper and board by capacity worldwide, with total 1999 sales of approximately $13.2 billion(4) and total paper capacity of 15,000,000 metric tons.

     Under the terms of the Merger Agreement, Consolidated Papers will merge with and into Merger Sub (the "Merger") and all of the issued and outstanding shares of common stock of Consolidated Papers will be converted, at the election of the holder, into cash or Stora Enso ADRs (American Depositary Receipts representing an interest in underlying Series R shares of Stora Enso to facilitate trading in the United States), or a combination of cash and ADRs, with a value of $44.00 per Consolidated Papers share. Each ADR will represent one Series R share of Stora Enso. Consolidated Papers shareholders' elections of cash or ADRs will be pro-rated, to the extent necessary, so as to maintain a 50% cash and 50% ADR aggregate consideration mix.(5) The transaction has been unanimously approved by the boards of directors of both companies. Assuming 140 million Stora Enso Series R shares are issued, Consolidated Papers shareholders would receive approximately a 15.5% economic interest and 5.0% of the vote in Stora Enso.

-----------

     4 This figure is based on the Euro/Dollar average noon buying rate for the year ended December 31, 1999 of 1:1.0653. See Federal Reserve Statistical Release No. G5A (405, January 3, 2000).

     5 The exchange ratio for Consolidated Papers shares converted into ADRs will be between 2.678 and 3.621 ADRs per Consolidated Papers share, based on the average trading value of Stora Enso Series R shares over a period just prior to the closing, as necessary to provide $44.00 in value per share. However, the exchange ratio will be fixed at 2.678 ADRs for each Consolidated Papers share if Stora Enso Series R shares are then trading at an average EUR trading price higher than a $16.43 equivalent and will be fixed at 3.621 ADRs if the Series R shares are then trading at an average below a $12.15 equivalent.

     Stora Enso management expects that the ADRs will be registered with the SEC and listed on the New York Stock Exchange, Inc. ("NYSE"). In the event that the registration statement registering the ADRs has not been declared effective by the SEC by September 30, 2000 or the ADRs have not been approved for listing on NYSE (or, failing that, approved for quotation on NASDAQ) by October 31, 2000, Stora Enso will complete the transaction on a 100% cash basis for $44.00 per Consolidated Papers share. The Merger is expected to result in the establishment of a liquid market for the Stora Enso ADRs with an estimated initial float of approximately $2 billion. The parties currently expect the transaction to close by August 2000.

     Merger Sub will survive the transaction as a direct first-tier Wisconsin subsidiary of Stora Enso under a new name "Stora Enso Consolidated Papers, Inc." (the "Surviving Corporation"). Consolidated Papers' existing subsidiaries will maintain their current status as direct or indirect subsidiaries, as the case may be, of the Surviving Corporation. The Surviving Corporation will be a Wisconsin corporation with its principal executive offices in Wisconsin Rapids, Wisconsin. Stora Enso will remain a Finnish corporation. Following the merger, each Consolidated Papers subsidiary, including CWPCo, will continue to provide the same products and services it provided beforehand. The Merger Agreement provides that the current officers of Consolidated Papers will remain the officers of the Surviving Corporation and that George W. Mead, the current chairman of Consolidated Papers, will, subject to the approval of Stora Enso's shareholders, join the board of directors of Stora Enso upon completion of the transaction.

     Consummation of the transaction is subject to approval by the shareholders of both companies. Specifically, the Merger is subject to approval by the holders of at least two-thirds of the outstanding Consolidated Papers common stock and the issuance of ADRs in the Merger is subject to approval by the holders of two-thirds by number and voting power of the Stora Enso Series A shares and the Stora Enso Series R shares present and voting as a single class at a meeting called for the purpose of voting on such matter. It is the parties' intention that meetings of the Stora Enso and Consolidated Papers shareholders will be held in late June or early July for the purpose of approving the Merger and related matters.

     In addition, under the Merger Agreement, the merger transaction cannot be consummated until all required regulatory approvals have been obtained. Because Stora Enso currently is not a public utility holding company, the merger transaction does not require Securities and Exchange Commission ("SEC") approval. However, Stora Enso has filed an application with the SEC requesting an exemption from registration under section 3(a)(5) of PUHCA. In addition, a notification of the merger to the Federal Trade Commission and the Department of Justice will be filed pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

     Consolidated Papers is currently exempt from the Wisconsin Public Utility Holding Company Act ("WPUHCA"), Wis. Stat.ss.196.795, because it was organized prior to 1985. Wis. Stat.ss.196.795(8)(a). Stora Enso and Consolidated Papers have applied to PSCW for a declaratory order providing that following the transaction the Surviving Corporation will continue to be exempt from WPUHCA by virtue of Consolidated Papers' "grandfathered" status. Among its provisions, WPUHCA limits the sum of the assets of all non-utility affiliates in a holding company system of any holding company formed on or after November 28, 1985 to no more than 25% of the assets of all public utility affiliates. Wis. Stat.ss.196.795(5)(p).


              III. Expedited Approval of the Merger Is Appropriate
                       Given the Lack of Adverse Effect on
                        Competition Rates, or Regulation

     In FERC's Merger Policy Statement, FERC Order 592, FERC states that it will generally take into account three factors in analyzing proposed transactions:
(1) the effect of the transaction on competition; (2) the effect of the transaction on rates; and (3) the effect of the transaction on regulation. As demonstrated below, this transaction will not adversely affect competition, rates or regulation. Given the minimal size of the electricity assets at issue and the absence of adverse effects of the merger, FERC should promptly approve the application without a hearing.

A. Effect on Competition
   ---------------------

     It is not necessary to perform an Appendix A analysis of the proposed transaction because the Applicants "do not sell the same products in the same geographic markets." See Inquiry Concerning the Commission's Merger Policy Under the Federal Power Act: Policy Statement (hereinafter cited as "Merger Policy Statement"), FERC Stats & RegsP. 31,044 at 30,113. See also the Filing Requirements NOPR at 33,375; MidAmerican Energy Co. and MidAmerican Energy Holdings Co., 82 FERCP. 61,354 at 62,367-68 (1998); Boston Edison Co., 82 FERC
P. 61,311 at 62,236 (1998); San Diego Gas & Elec. Co., 81 FERCP. 61,410 at
62,860 (1997); Duke Power Co. and PanEnergy Corp., 79 FERCP. 61,236 at 62,037-038 (1997).

     The market power analysis is much easier here than in other proceedings. Stora Enso and CWPCo do not sell products in the same markets.

     1. Generation Market Power.
        -----------------------

     CWPCo owns and operates five hydroelectric projects licensed and regulated by this Commission: DuBay, No. 1953; Stevens Point, No. 2110; Biron, N. 2192; Wisconsin Rapids, No. 2256; and Wisconsin River Division, No. 2590. The total generating capacity of CWPCo's hydroelectric facilities is approximately 33 MW. CWPCo is also entitled to up to 13 MW of the output of WRPCo's Petenwell and Castle Rock Project. Because the peak and normal load of CWPCo's retail customers is more than 46 MWs, CWPCo generally must purchase power from the wholesale market in order to satisfy its retail load. On occasion, CWPCo has excess power that it could and desires to make available for sale at resale to the generation market.

     CWPCo's total owned generation amounts to less than 46 MW, and it has virtually no excess owned generation. CWPCo is interconnected with WPL and WPSC, both large investor-owned utilities with interconnections to other large investor-owned utilities with thousands of MWs of installed and excess generation. CWPCo's market share of both uncommitted and installed capacity is miniscule. Therefore, it should be self-evident that CWPCo has no dominance in the relevant markets.

     Based on similar showing, this Commission has concluded that CWPCo does not have generation market power and has authorized CWPCo to sell power for resale at market-based rates. Consolidated Water Power Co., 85 FERC P. 61,289 (1988).

     2. Transmission Market Power
        -------------------------

     CWPCo does not provide electric transmission service in interstate commerce. CWPCo owns only limited and discrete transmission facilities, and those facilities are operated and controlled by WPL, a transmission utility with an open access transmission tariff. CWPCo is one of a small number of utilities that have been granted waiver of requirements to file a generally applicable wholesale transmission tariff. In the order granting such waiver, FERC noted:

                  We now will grant requests for waiver of Order No. 888 by public utilities that can show that they own, operate, or control only limited and discrete transmission facilities (facilities that do not form an integrated transmission grid), until such time as the public utility receives a request for transmission service. We note, however, that all requests for waiver of Order No. 888 that we grant in this (or any future) order are subject to the condition that the public utility receiving such waiver, should it receive a request for transmission service, must file with the Commission a pro forma tariff within 60 days of the date of such request and must comply with any additional requirements that are effective on the date of the request.

Black Creek Hydro, Inc., et al., 77 FERCP. 61,232 (1993) (granting CWPCo waiver of Order No. 888). FERC concluded that CWPCo qualified for waiver because it has "only limited and discrete transmission facilities." By order dated September 11, 1996, this Commission granted CWPCo a waiver from the requirements of Order No. 889. Northern States Power Company (Minnesota), et al., 76 FERCP. 61,250.

                           3. Other Barriers to Entry
                              -----------------------

     CWPCo has no affiliates engaged in the purchase and sale of electric power for resale. Neither CWPCo nor any affiliate is in a position to erect barriers to entry through the ownership of building sites, interstate natural gas pipelines, engineering or construction firms, or natural gas distribution systems.

     This application does not raise any questions about transmission market power. CWPCo has such limited transmission facilities that it has been exempted from Order No. 888. Stora Enso has no U.S. electricity generation or transmission facilities.

     Hence, this application does not present the Commission with vertical market power issues.

B. Effect on Rates
   ---------------

     1. Effect on Wholesale Sales Rates
        -------------------------------

     The proposed Merger will have no adverse effect on CWPCo's wholesale rates. Except for its bilateral service agreement with WPSC, CWPCo has no wholesale contract customers.

     CWPCo received authorization from FERC to make wholesale power sales pursuant to FERC market-based rate tariffs. See Consolidated Water Power Company, 85 FERC P. 61,289 (1998). CWPCo also makes infrequent sales of excess power to WPSC under a service agreement pursuant to WPSC's FERC W3 tariff. The rates specified in contracts entered into pursuant to these tariffs are not based on the CWPCo's costs and, therefore, cannot be affected by the Merger. The Commission has held that such market-based sales fail to raise any concerns about a merger's possible adverse effect on rates. See, e.g., Destec Energy, Inc. and NGC Corporation, 79 FERC P. 61,373 at 62,574-75 (1997); Enron Corp., 78 FERC P. 61,179 at 61,737 (1997).

     2. Effect on Wholesale Transmission Rates
        --------------------------------------

     CWPCo has very limited transmission facilities. The proposed merger transaction will have no adverse effect on transmission rates because CWPCo does not provide electricity transmission service in interstate commerce. Accordingly, FERC has exempted CWPCo from the open access transmission requirements of Order 888 as well as from FERC Order 889.

C. Effect on Regulation
   --------------------

     Approval of this application will have no effect on the regulated status of CWPCo. As provided by Wisconsin law, CWPCo will continue to be regulated by PSCW with respect to its retail activities and by this Commission with respect to its wholesale power sales. The Surviving Corporation, the holding company which will own all of the common equity in CWPCo, will qualify as an exempt holding company under Section 3(a)(1) of PUHCA. The Merger Agreement provides, as a condition to closing, that the Securities and Exchange Commission must issue to Stora Enso, in a form and substance reasonably satisfactory to Stora Enso, an exemption from registration as a holding company under PUHCA section 3(a)(5). Because the Merger will not result in the formation of a registered public utility holding company and the Commission's jurisdiction over CWPCo will not be affected, no Ohio Power concerns are raised. See Ohio Power Co. v. FERC, 954 F.2d 779 (D.C. Cir.), cert. denied, 498 U.S. 73 (1992). Consequently, there is no reason to conduct any further inquiry with respect to this issue. See, e.g., PG&E Corp., 80 FERC P. 61,041 at 61,138 (1997); Enova Corp., 79 FERC P. 61,107 at 62,567
(1997).

     The proposed transaction will not affect PSCW's exercise of its jurisdiction over the retail rates of CWPCo as an electricity provider. CWPCo will continue to function as it does today. Moreover, as discussed above, a filling has been made with PSCW for continued exemption from WPUHCA. Thus, there is no need for the Commission to investigate the merger's effect on state regulation. See, e.g., Long Island Lighting Co., 80 FERC P. 61,035 at 61,080
(1997).
        IV. Compliance With Applicable Requirements of 18 C.F.R.ss.33.2

     The Applicants submit the following information pursuant to 18 C.F.R. Part 33, as the same has been proposed to be modified under the Commission's Filing Requirements NOPR:

A. Information Required by Section 33.2
   ------------------------------------

     Applicants submit the following information required by Section 33.2 of the Commission's regulations.

1. Principal Business Offices
   --------------------------

                  Consolidated Water Power Company
                  231 First Avenue, North
                  P.O. Box 8050
                  Wisconsin Rapids, Wisconsin 54495-8050

                  Stora Enso Oyj
                  Kanavaranta 1, P.O. Box 309
                  FIN- 00101
                  Helsinki, Finland

2. Communications
   --------------

     Communications regarding this Application should be addressed as follows:

if to Stora Enso Oyj:

                  Stora Enso Oyj
                  Kanavaranta 1, P.O. Box 309
                  FIN- 00101
                  Helsinki, Finland
                  Attention: Jyrki Kurkinen
                  Senior Vice President, Legal Affairs

with copies to:

                  Cleary, Gottlieb, Steen & Hamilton
                  2000 Pennsylvania Avenue, N.W.
                  Washington, D.C.  20006-1801
                  Attention: Sara D. Schotland

and

                  Cleary, Gottlieb, Steen & Hamilton
                  One Liberty Plaza
                  New York, New York 10006-1470
                  Attention: William A. Groll

if to Consolidated Water Power Company, to:

                  Consolidated Water Power Company
                  231 First Avenue, North
                  P.O. Box 8050
                  Wisconsin Rapids, Wisconsin 54495-8050
                  Attention: Thomas G. Scharff, Vice President

with copies to:
                  McDermott, Will & Emery
                  227 West Monroe Street
                  Chicago, Illinois  60606
                  Attention:  Robert A. Schreck, Jr., P.C.
and
                  Foley & Lardner
                  Firstar Center
                  777 East Wisconsin Avenue
                  Milwaukee, WI 53202-5367
                  Attention: Allen W. Williams, Jr.

     3. Territories Served
        ------------------

     CWPCo's only retail customers are in Wood County and Portage County, Wisconsin (approximately 1,000 customers). CWPCo has a retail service territory comprising the Village of Biron and portions of the City of Wisconsin Rapids, the Town of Grand Rapids, Wood County, and the Towns of Plover and Grant, Portage County, Wisconsin. A map showing CWPCo's properties, including the locations of distribution and transmission lines, is included in Exhibit I hereto. Stora Enso has no electricity customers or franchised service territories in the United States whatsoever, and likewise neither owns nor controls any U.S. generation or transmission facilities. Stora Enso is not a "public utility" as defined in FPA. 16 U.S.C. 824a.

     4. Ownership or Operation of Facilities for Transmission or Sale of
        ----------------------------------------------------------------
        Electric Energy
        ---------------

     CWPCo's limited transmission system is shown on the map included as Exhibit
I. CWPCo owns one 138 kV transmission line that is approximately 23 miles long. The system is so limited that CWPCo has been exempted from Order 888 and Order
889. Except for its service agreement with WPSC, CWPCo will only sell electricity wholesale at market-based rates. CWPCo's market-based rate schedule associated with the wholesale sale of electricity will not be adversely affected by the Merger.

     Neither Stora Enso nor any of its subsidiaries or affiliates owns, controls or operates any physical facilities for transmission or the sale at wholesale of electric energy in the United States in interstate commerce and none is a party to contracts or rate schedules related to the sale of electric energy in interstate commerce. Stora Enso does not own or control any exempt facilities in the U.S., nor does Stora Enso own or control any generation, fuel supply or transportation rights or facilities in the U.S.

     5. Nature of Application
        ---------------------

     a. Transaction
        -----------

     The transaction is described in Section II.B above.

     b. Consideration
        -------------

     The consideration for the transaction is described in this Application and in the attached Merger Agreement. The Merger Agreement was negotiated at arms-length between the parties. The terms of the transaction have been unanimously approved by Consolidated Papers' Board of Directors, including outside directors. (6) Before acting, Consolidated Papers' Board of Directors received a written opinion from its financial advisor, Goldman, Sachs & Co., that the merger consideration to be received in the merger is fair, from a financial point of view, to the holders of Consolidated Papers' common stock.

-----------
     6 Likewise, Stora Enso's Board of Directors unanimously approved the terms of the transaction.

     6. Description of Jurisdictional Facilities
        ----------------------------------------

     Consummation of the transaction will result in the indirect transfer of control of all of the jurisdictional facilities of CWPCo. The present use of the facilities, to connect CWPCo's generation facilities with Consolidated Papers and with CWPCo's retail customers, and to interconnect CWPCo with the transmission systems of WPL and WPSC, will remain unchanged.

     7. Cost of Transferred Facilities
        ------------------------------

     As described above, the transaction will involve all the jurisdictional facilities of CWPCo. The jurisdictional facilities of CWPCo are, and after the transaction is consummated, will be, accounted for pursuant to the Commission's Uniform System of Accounts. Original cost is the basis for the valuation of the CWPCo's utility plant in service. As of the year ended December 31, 1998, the depreciated book value of CWPCo's transmission facilities was $12,575,559 and their original cost was $20,020,681.

     8. Contracts for the Purchase, Sale or Interchange of Electric Energy
        ------------------------------------------------------------------

     Consummation of the transaction will result in no change to any contract for the purchase, sale or interchange of electric energy, or under existing contracts with equipment and fuel suppliers and other business entities and individuals. The service agreement between CWPCo and WPSC and CWPCo's wholesale market-based rate schedules will be unchanged.

     9. Other Applications
        ------------------

     As noted above, Stora Enso has filed an application with the SEC requesting a PUHCA registration exemption under Section 3(a)(5). The Applicants will file with the Commission a copy of the SEC order once it is available. Following the transaction, the Surviving Corporation will qualify for exemption under Section 3(a)(1). In addition, the Federal Trade Commission and the Department of Justice will be notified of the proposed merger pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

     As noted above, Consolidated Papers has filed a petition for a declaratory order with PSCW to confirm that the Surviving Corporation will be exempt from WPUHCA. A copy of the application is attached as Exhibit G. PSCW has not yet acted upon the application. The basis for the petition is the "grandfathering" clause of Wis. Stat. ss. 196.795(8)(a), which provides that WPUHCA "does not apply to any holding company which was organized or created before November 28, 1985, and which was not organized or created at the direction of a public utility." See also ss. 196.795(11)(b) ("This section shall be deemed to legalize and confirm the formation, prior to November 28, 1985, of any holding company, which is not itself a public utility ...."). Consolidated Papers has been exempt from the state holding company statute under this "grandfather" clause, as the formation of the public utility that is now CWPCo dates back to the early 1900's. The petition for exemption demonstrates that none of the purposes underlying WPUHCA would be served by discontinuing Consolidated Papers' exemption following the merger of Consolidated Papers into the Surviving Corporation.

     10. Public Interest
         ---------------

     FERC precedent provides that an applicant satisfies the public interest standard applicable to merger approval under Section 203 if there is no net detriment to the public as a result of a merger or disposition of facilities. E.g., Entergy Services, Inc. 65 FERCss.61, 332 (1993).

     FERC accordingly assesses under its Merger Policy Statement whether a proposed merger has an adverse effect on competition, on rates, or risks impairment of regulatory efficiency. No such concerns are addressed by the instant application. The Commission's task in assessing merger-related impacts is far easier here than in other proceedings given (i) the lack of involvement of Stora Enso in U.S. markets and (ii) the de minimis size of CWPCo's sales and extremely limited transmission facilities.

     FERC has expeditiously approved acquisitions by foreign companies of U.S. utilities whose operations are far more extensive than CWPCo's, concluding that the proposed acquisition would not adversely affect competition, rates, or the ability of regulators to supervise the acquired U.S. utility.

     In PacifiCorp, 87 FERC ss. 61, 288 (1999), applicants urged that ScottishPower's proposed acquisition of PacifiCorp did not present competitive issues because ScottishPower did not conduct business in the same market as PacifiCorp since prior to the proposed merger ScottishPower had no U.S. operations. FERC agreed with the applicants that a screen analysis was unnecessary under the requirements of the Merger Policy Statement because there is no geographic overlap, i.e., the applicants did not have facilities or sell relevant products in common geographic markets. FERC stated:

                           As explained in the Merger Policy Statement,
                  horizontal mergers can harm competition if they increase market power. This can occur if the merger eliminates a competitor in a relevant geographic market. We agree with the Applicants that PacifiCorp and ScottishPower do not compete in common geographic markets. As a result, there is no pre- to post-transaction change in concentration in the market in which PacifiCorp sells electricity and, therefore, no transaction-related effect on competition. Moreover, any competitive harm resulting from the vertical effects of a merger would require, as a prerequisite, a seller of inputs for producing electricity products to combine with a seller of electricity products in common geographic markets. Such is not the case here because ScottishPower neither owns nor controls any inputs to electricity products that would be combined with PacifiCorp's existing assets.

     FERC determined that given that the transaction will not adversely affect competition, it would be inappropriate to set the transaction for hearing.

                  With respect to the effect on rates, FERC observed:

                  PacifiCorp commits to exclude all transaction-related costs from rates for transmission service and wholesale power sales. The acquisition premium will be recorded on the books of ScottishPower, and Applicants state that the transaction will have no effect on PacifiCorp's rates. PacifiCorp has no wholesale requirements customers.

     With respect to the effect on regulation, FERC found no adverse effect. FERC observed that ScottishPower had agreed to permit FERC such reasonable access to its books and records as is customarily offered by U.S. utilities. With respect to state regulation, FERC observed that PacifiCorp would continue to be subject to state regulation in the six states in which it operates. Like ScottishPower, Stora Enso is prepared to provide FERC and Wisconsin regulators the same access to its books and records that is customarily offered by U.S. electric utilities. PacifiCorp would be subject to SEC PUHCA regulation as a registered holding company before and after the acquisition. CWPCo's far less extensive operations are currently subject to the intrastate exemption from PUHCA, Section 3(a)(1), given the fact that CWPCo's electric operations are limited to Wisconsin and the ability of the state commission to provide oversight.

     The PacificCorp precedent follows a similar analysis as that in New England Power Co. et al., 87 FERC ss. 61,287 (1999), where FERC found that National Grid's acquisition of the NEES Companies would not adversely affect competition, rates, or regulation. Accordingly, this transaction was also approved as consistent with the public interest under Section 203 of FPA.

     11. Franchises Held
         ---------------

     Stora Enso has no franchise. As described above, CWPCo has a franchise to provide retail electric service in and around the Village of Biron, Wisconsin.

B. List Of Exhibits
   ----------------

                                Table of Exhibits

     The table below sets forth the exhibits filed in compliance with Section
33.3 of the Commission's Regulations.

   Exhibit A                 Resolutions

   Exhibit B                 Statement of Control or Otherwise

   Exhibit C                 Balance Sheets

   Exhibit D                 Statement of Contingent Liabilities

   Exhibit E                 Income Statements

   Exhibit F                 Retained Earnings

   Exhibit G                 Other Pending Applications and Filings

   Exhibit H                 Agreement and Plan of Merger

   Exhibit I                 Maps of CWPCo Properties

   Exhibit J                 Direct Testimony of  Richard L. Hilliker of
                             CWPCo

   Exhibit K                 Stora Enso Annual Report to the Finnish
                             National Board of Patents and Registration for the fiscal year ended December 31, 1999

   Exhibit L                 Summary Description of Stora Enso's
                             Electric Power Assets in Sweden and
                             Finland

   Exhibit M                 Form of  Federal Register Notice


                  V. Notice of Change in Status and of Adoption

     As required by various Commission orders and letter orders, this Application also serves as notice of a change in status of CWPCo. As described herein, neither Stora Enso nor any of its affiliates owns or controls any generation or transmission facilities in the United States. As a result, the proposed transaction should not alter the Commission's prior conclusions with regard to the lack of market power of CWPCo at the time it was granted approval to charge market-based rates in wholesale transactions.

                             VI. Procedural Matters

     A. Request for Approval Without a Hearing
        --------------------------------------

     CWPCo and Stora Enso respectfully request that the Commission approve the transaction without hearing on the basis of the facts and analyses set forth in this Application and because the Transaction, as demonstrated in the Application, will not have an adverse effect on competition, rates or regulation.

     B. Request for Expedited Treatment
        -------------------------------

     The Commission has approved, in major part, recent applications which conform to the Commission's requirements without delay,(7) even (unlike in this case) when those applications are accompanied by significant, complex rate cases, which this application is not. The Applicants ask that the Commission approve the transactions in a similar manner and in the shortest period permitted by Order No. 592. For example, the Commission issued an order in the substantial CalEnergy-MidAmerican merger application within 92 days of its filing. FERC approved the PacifiCorp/Scottish Power merger 98 days after filing. Similarly, in the recent Cambridge Electric Light order, the Commission acted within roughly 90 days of the applicants' final amendatory filing.(8)

     In view of these circumstances, CWPCo and Stora Enso jointly request that the Commission afford this Application expedited treatment. This Application, together with all associated documents, is being served on the Governor of Wisconsin and on PSCW.

------------

     7 See, e.g., New England Power Co., 82 FERCP. 61,179 (1997) (application filed 10/1/97, amended 11/5/97 and 11/20/97, and approved in substantial part by Commission order dated 2/25/98).

    8 85 FERCP. 61,217 (1998).

                                 VII. Conclusion

     WHEREFORE, for the reasons stated above, CWPCo and Stora Enso request that the Commission:

     A. Find that the transaction will not have a potential adverse effect on competition, rates or regulation, and that this filing with the Commission satisfies all applicable requirements for authorization of the transaction under
Section 203 of FPA and Part 33 of the Commission's regulations;

     B. Issue an order under Section 203 of FPA authorizing the proposed Merger in the shortest time period contemplated by FERC Merger Policy; and

     C. Issue such approvals and related authorizations on the application and pleadings, without hearing and in an expedited manner.

                                            Respectfully submitted,

                                            /s/ Sara D. Schotland
                                            ---------------------------------
                                            Sara D. Schotland
                                            William A. Groll
                                            CLEARY, GOTTLIEB, STEEN & HAMILTON
                                            Counsel for Stora Enso Oyj
                                            2000 Pennsylvania Avenue, N.W.
                                            Washington, D.C.  20006-1801
                                            202-974-1500



Dated:  March 23, 2000